Exhibit (a)(1)(A)
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

OF

ALPHARMA INC.
AT
$37.00 NET PER SHARE
BY

ALBERT ACQUISITION CORP.,
A WHOLLY OWNED SUBSIDIARY OF

KING PHARMACEUTICALS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 10, 2008, UNLESS THE OFFER IS EXTENDED.

The offer is conditioned upon, among other things, (1) there being validly tendered in the offer and not properly withdrawn prior to the expiration date of the offer that number of shares of Class A Common Stock, par value $0.20 per share, together with the associated preferred stock purchase rights (the “Rights”, and together with such shares, the “Shares”), of Alpharma Inc. (“Alpharma”) that, together with the Shares then owned by King Pharmaceuticals, Inc. (“King”) and its subsidiaries (including, without limitation, Albert Acquisition Corp. (“Purchaser”)), would represent at least a majority of the total number of then-outstanding Shares calculated on a fully diluted basis, (2) Alpharma’s Board of Directors redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger described herein, or any alternative proposal and (3) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

King and Purchaser are seeking to negotiate with Alpharma the acquisition of Alpharma by Purchaser. King and Purchaser reserve the right to amend the offer (including, without limitation, amending the number of Shares to be purchased and the offer price) upon entering into a merger agreement with Alpharma, or to negotiate a merger agreement with Alpharma not involving a tender offer pursuant to which Purchaser would terminate the offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by King, Purchaser and Alpharma.

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” transmit an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment”), and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or deliver such Shares pursuant to the book-entry transfer procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” or (2) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

If a Distribution Date (as defined in Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions”) occurs, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. A stockholder who desires to tender such stockholder’s Shares (and preferred stock purchase rights, if applicable) and whose certificates representing such Shares (and preferred stock purchase rights, if applicable) are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot cause all required documents to reach the Depositary prior to the Expiration Date (as defined in Section 1 — “Terms of the Offer; Expiration Date”) may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager.

Neither this Offer to Purchase nor the offer referred to herein constitutes a solicitation of consents in connection with the Consent Solicitation (as defined in “Introduction”). Any such solicitation (including the Consent Solicitation) will be made only pursuant to separate consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Dealer Manager for the Offer is:

September 12, 2008

SUMMARY TERM SHEET

Albert Acquisition Corp., a wholly owned subsidiary of King Pharmaceuticals, Inc. (“King”), is offering to acquire all the outstanding shares of Class A Common Stock, par value $0.20 per share, together with the associated preferred stock purchase rights (the “Rights”), of Alpharma at a price of $37.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Unless the context otherwise requires, we refer to one share of Alpharma Class A Common Stock, together with its associated Right, as a “Share.”

The following are some of the questions you, as a stockholder of Alpharma, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal, and the information contained in this summary term sheet is not complete and more detailed descriptions and explanations are contained in the remainder of this Offer to Purchase and related Letter of Transmittal. We urge you to carefully read the entire Offer to Purchase and related Letter of Transmittal prior to making any decision regarding whether to tender your Shares.

Who is offering to purchase my Shares?

Our name is Albert Acquisition Corp. We are a corporation recently formed solely in order to make the offer and to take certain other actions in connection therewith. We are a wholly owned subsidiary of King, a specialty pharmaceutical company that performs basic research and develops, manufactures, markets and sells branded prescription pharmaceutical products. See “Introduction” and Section 9 — “Certain Information Concerning King and Purchaser.”

How many Shares are you seeking to purchase, and at what price?

We are offering to purchase all the outstanding Shares at a price of $37.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. See “Introduction.”

On August 21, 2008, the last full trading day before the public announcement of our proposal to acquire all the outstanding Shares for $33.00 per Share in cash, the closing sale price of a Share on the New York Stock Exchange was $24.04, and on September 10, 2008, the last full trading day before the public announcement of our proposal to acquire all the outstanding Shares for $37.00 per Share in cash, the closing sale price of a Share on the New York Stock Exchange was $35.73. See Section 6 — “Price Range of the Shares; Dividends.”

Do I have to pay any brokerage or similar fees to tender?

If you are the record owner of your Shares and you tender Shares in the offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction.”

Why are you making this offer?

We are making the offer because we want to acquire control of, and ultimately acquire the entire equity interest in, Alpharma. If the offer is consummated, we intend to consummate a second-step merger with Alpharma in which Alpharma will become a wholly owned subsidiary of King and all outstanding Shares that are not purchased in the offer (other than the Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the offer. See “Introduction” and Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

What does Alpharma’s Board of Directors think of this offer?

Alpharma’s Board of Directors rejected an earlier proposal by King to acquire all outstanding Shares for $33.00 per Share in cash and a subsequent proposal by King to acquire all the outstanding Shares for $37.00 per share in cash and declined to negotiate a mutually acceptable merger agreement with us. Alpharma’s Board of Directors has not approved this offer. Within 10 business days after the date of this Offer to Purchase, Alpharma is

(i)

required by law to publish, send or give to you (and file with the Securities and Exchange Commission) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer. See Section 10 —  “Background of the Offer.”

Do you intend to undertake a consent solicitation to remove the directors of Alpharma?

Yes. Unless Alpharma’s Board of Directors causes Alpharma to negotiate and enter into a merger agreement with us, we intend to file a preliminary consent statement with the Securities and Exchange Commission for use in connection with the solicitation of written consents from stockholders of Alpharma to, among other things, remove each member of Alpharma’s Board of Directors and elect six of our nominees to serve as directors of Alpharma. See “Introduction.”

Neither this Offer to Purchase, nor the offer referred to herein constitutes a solicitation of consents in connection with any consent solicitation. Any such solicitation (including the consent solicitation) will be made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission.

Will I be required to grant a consent in order to tender my Shares into the offer?

No. The granting of a consent to us under a consent solicitation is not a prerequisite to tendering Shares into the offer. See “Introduction,” Section 3 — “Procedures for Accepting the Offer and Tendering Shares” and Section 17 —  “Miscellaneous.”

Do you have the financial resources to pay for the Shares?

Yes. King has obtained a commitment from Credit Suisse and Wachovia to provide senior bank financing to King in the aggregate amount of $1 billion. King expects to contribute or otherwise advance the proceeds of borrowings under the proposed credit facility, as well as draw on its own available cash resources of approximately $1.1 billion as of June 30, 2008, to enable Purchaser to consummate the offer. The offer is not conditioned on either King or Purchaser obtaining financing. See Section 12 — “Source and Amount of Funds.”

What are the “Rights”?

The Rights were issued to all stockholders of Alpharma, but currently are not represented by separate certificates. Instead, they are represented by the certificates for your Shares. Unless the Rights are distributed to stockholders, a tender of Shares will include a tender of the Rights. If the Rights are distributed, a holder will need to tender one Right with each Share tendered. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” and Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

The Rights are described in Alpharma’s Registration Statement on Form 8-A, dated September 5, 2008 (the “Alpharma 8-A”). The terms of the Rights are set forth in the Rights Agreement, dated as of September 1, 2008 (as amended from time to time, (the “Rights Agreement”)), by and between Alpharma and Computershare Trust Company, N.A. According to the Alpharma 8-A, on September 1, 2008, Alpharma’s Board of Directors declared a dividend of one Right for each Share outstanding as of September 12, 2008 (and for each Share that becomes outstanding between such date and the Distribution Date (as defined in Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”)). Each Right entitles the registered holder to purchase from Alpharma one one-thousandth of a share of Alpharma’s Series B Junior Participating Preferred Stock (the “Preferred Shares”), at a price of $65.00 per one one-thousandth of a share (as the same may be adjusted, the “Preferred Share Purchase Price”). The Rights are transferable only with the Shares until they become exercisable. The Rights will not become exercisable until the Distribution Date and will expire on September 1, 2009 (the “Rights Expiration Date”), unless earlier redeemed by Alpharma as discussed in Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

(ii)

In the event that any person or group of affiliated or associated persons (an “Acquiring Person”) acquires beneficial ownership of 15% or more of the Shares, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will have the right to receive upon exercise of a Right and payment of the Preferred Share Purchase Price, that number of Shares having a market value of two times the Preferred Share Purchase Price. In the event that, after a person or group has become an Acquiring Person, Alpharma is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom Alpharma has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Preferred Share Purchase Price.

Based on information made publicly available by Alpharma, Purchaser believes that, as of September 11, 2008, the Rights are not exercisable, certificates representing the Rights (the “Rights Certificates”) have not been issued and the Rights are evidenced by the certificates representing the Shares (the “Share Certificates”). Purchaser believes that, as a result of the commencement of the offer, the Distribution Date may occur as early as 10 business days following the date of this Offer to Purchase unless Alpharma’s Board of Directors determines to postpone the Distribution Date. See Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

What are the most important conditions to the offer?

The most important conditions to the offer are the following:

•	Alpharma’s stockholders must validly tender, and not withdraw before the expiration of the offer, a number of Shares that, together with the Shares then owned by King and its subsidiaries, would represent at least a majority of the total number of then-outstanding Shares on a fully diluted basis.

•	Alpharma’s Board of Directors must redeem the Rights or we must be satisfied, in our reasonable discretion, that such Rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger.

•	All waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, must have expired or been terminated.

The offer is subject to certain other conditions as well. A more detailed discussion of the conditions to consummation of this offer may be found in “Introduction,” Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions” and Section 14 — “Conditions to the Offer.”

How long do I have to decide whether to tender my Shares into the offer?

You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on October 10, 2008. If the offer is extended, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day following the date the offer was scheduled to expire. Section 1 — “Terms of the Offer; Expiration Date.”

We may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased Shares tendered during the offer, during which stockholders may tender, but not withdraw, their Shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

How do I accept the offer and tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services, the “Depositary”), prior to the expiration

(iii)

of the offer. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the offer, when will I be paid for my Shares?

If the conditions to the offer are satisfied and we consummate the offer and accept your Shares for payment, you will receive payment for the Shares promptly following the expiration of the offer. See Section 2 — “Acceptance for Payment and Payment.”

Can I withdraw my previously tendered Shares?

You may withdraw all or a portion of your tendered Shares by delivering written, telegraphic or facsimile notice to the Depositary prior to the expiration of the offer. Further, if we have not agreed to accept your Shares for payment within 60 days of the commencement of the offer, you can withdraw them at any time after that 60-day period, including during any extensions of the offer, until the time we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. The right to withdraw tendered Shares will not apply to any subsequent offering period, if one is included. See Section 4 — “Withdrawal Rights.”

If I do not tender but the offer is successful, what will happen to my Shares?

If the offer is successful, we expect to consummate a second-step merger with Alpharma in which Alpharma will become a wholly owned subsidiary of King. In the second-step merger, all Shares that were not purchased in the offer will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the offer. If the proposed second-step merger takes place, stockholders who did not validly tender in the offer (other than those properly exercising appraisal rights available under Delaware law) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the offer. Therefore, if the proposed second-step merger takes place and you do not properly perfect your available appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the offer is that you will be paid earlier if you tender your Shares. See “Introduction” and Section 7 — “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations; Rights.” The treatment of your Shares if the proposed second-step merger does take place and you properly perfect your appraisal rights is discussed in Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

However, if the offer is consummated and the proposed second-step merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. In addition, the Shares may no longer be eligible to be traded on the New York Stock Exchange or any other securities exchange, and Alpharma may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See Section 7 — “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations; Rights.”

What is the market value of my Shares as of a recent date?

On September 10, 2008, the last full trading day before the public announcement of our proposal to acquire all the outstanding Shares for $37.00 per Share in cash, the closing sale price of a Share on the New York Stock Exchange was $35.73. On August 21, 2008, the last full trading day before the public announcement of our proposal to acquire all the outstanding Shares for $33.00 per Share in cash, the closing sale price of a Share on the New York Stock Exchange was $24.04. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of the Shares; Dividends.”

(iv)

Are appraisal rights available in either the offer or the proposed second-step merger?

Appraisal rights are not available in the offer. If we consummate the proposed second-step merger on the terms described herein, you will be entitled to appraisal rights in connection with the proposed second-step merger if you do not vote in favor of the proposed second-step merger and you otherwise strictly comply with applicable Delaware law. See Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

What are the U.S. federal income tax consequences of the proposed transactions?

The receipt of cash in the offer or the proposed second-step merger in exchange for Shares will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the particular effect the proposed transactions will have on your Shares. See Section 5 — “Material U.S. Federal Income Tax Consequences.”

Whom can I call with questions?

You can call Innisfree M&A Incorporated at (877) 687-1875 (toll-free) or (212) 750-5833 (collect) or Credit Suisse Securities (USA) LLC at (888) 537-4896 with any questions you may have. Innisfree M&A Incorporated is acting as the information agent, and Credit Suisse Securities (USA) LLC is acting as the dealer manager for the offer. See Section 16 — “Certain Fees and Expenses” and the back cover of this Offer to Purchase.

(v)

INTRODUCTION

To: All Holders of Shares of Class A Common Stock of Alpharma.

Albert Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), hereby offers to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.20 per share (the “Shares”), of Alpharma Inc., a Delaware corporation (“Alpharma”), and (2) the associated rights to purchase shares of Series B Junior Participating Preferred Stock, par value $1.00 per share, of Alpharma (the “Rights”) issued pursuant to the Rights Agreement, dated as of September 1, 2008 (as amended from time to time, the “Rights Agreement”), by and between Alpharma and Computershare Trust Company, N.A., as Rights Agent, at a price of $37.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

Tendering stockholders whose Shares are registered in their own name who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions. Stockholders who hold their Shares in street name through a bank, dealer, broker, trust or other nominee should check with such nominee as to whether it will charge any service fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. Any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup U.S. Federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5 — “Material U.S. Federal Income Tax Consequences.” Purchaser will pay all fees and expenses of Credit Suisse Securities (USA) LLC (“Credit Suisse”), as Dealer Manager (the “Dealer Manager”), BNY Mellon Shareowner Services, as Depositary (the “Depositary”), and Innisfree M&A Incorporated (“Innisfree”), as Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 — “Certain Fees and Expenses.”

The purpose of the Offer is to enable King to acquire control of, and ultimately acquire the entire equity interest in, Alpharma. The Offer, as the first step in the acquisition of Alpharma, is intended to facilitate the acquisition of all issued and outstanding Shares. Purchaser currently intends, promptly following consummation of the Offer, to seek to have Alpharma consummate a second-step merger or similar business combination with Purchaser or another direct or indirect wholly owned subsidiary of King (the “Proposed Merger”), pursuant to which each then outstanding Share (other than Shares held by King or its subsidiaries (including, without limitation, Purchaser) and Shares owned by stockholders who perfect any available appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the highest price paid per Share pursuant to the Offer. Under the Delaware General Corporation Law (the “DGCL”) as currently in effect, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser believes it would be able to approve the Proposed Merger without a vote of Alpharma’s Board of Directors or Alpharma’s stockholders. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser would have to obtain the required approval of Alpharma’s Board of Directors and stockholders to effect the Proposed Merger.

Notwithstanding the foregoing, certain terms of the Rights Agreement and certain provisions of the DGCL may affect the ability of King to obtain control of Alpharma and Purchaser’s ability to consummate the Proposed Merger. The timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, actions of Alpharma’s Board of Directors, the number of Shares, if any, acquired by Purchaser pursuant to the Offer, and whether the Minimum Tender Condition, the Rights Condition, the HSR Condition (each as defined below) and all other conditions set forth in Section 14 — “Conditions to the Offer” are satisfied or waived. There can be no assurance that the Proposed Merger will be consummated or as to the timing of the Proposed Merger if it is consummated. See Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions” and Section 14 — “Conditions to the Offer.”

Unless Alpharma’s Board of Directors causes Alpharma to negotiate and enter into a merger agreement with us, we intend to file a preliminary consent statement with the SEC for use in connection with the solicitation of written consents from stockholders of Alpharma (the “Consent Solicitation”) to, among other things, remove each of the current members of Alpharma’s Board of Directors and any person (other than any nominees appointed pursuant to the Consent Solicitation) elected or appointed to Alpharma’s Board of Directors by such directors to fill any vacancy on Alpharma’s Board of Directors or any newly-created directorships and elect six of our nominees to serve as directors of Alpharma.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with the Consent Solicitation. Any such solicitation (including the Consent Solicitation) will be made only pursuant to separate consent solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

King and Purchaser are seeking to negotiate with Alpharma the acquisition of Alpharma by Purchaser. King and Purchaser reserve the right to amend the Offer (including, without limitation, amending the number of Shares to be purchased and the Offer Price) upon entering into a merger agreement with Alpharma, or to negotiate a merger agreement with Alpharma not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by King, Purchaser and Alpharma.

On September 12, 2008, King and Purchaser filed a Complaint for declaratory and injunctive relief in Delaware Chancery Court against Alpharma and the current members of Alpharma’s Board of Directors. The Complaint alleges, among other things, that the individual defendants breached their fiduciary duties to Alpharma’s stockholders by adopting the Rights Agreement in response to King’s July 31, 2008 proposal to purchase all of the outstanding shares of Alpharma’s common stock. See “The Rights Condition.”

The Offer is subject to the fulfillment of certain conditions, including, without limitation, the following:

The Minimum Tender Condition.  Consummation of the Offer is conditioned upon there having been validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined in Section 1 — “Terms of the Offer; Expiration Date”) that number of Shares that, together with the Shares then owned by King and its subsidiaries (including, without limitation, Purchaser), would represent at least a majority of the total number of then-outstanding Shares calculated on a fully diluted basis, which shall mean, as of any time, the number of Shares outstanding, together with all Shares which Alpharma would be required or permitted to issue in satisfaction of the terms of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, Shares under which the right to convert or exchange into or exercise for Shares has or will have accrued, assuming consummation of the Offer and the Proposed Merger (the “Minimum Tender Condition”).

According to Alpharma’s Form 10-Q for Alpharma’s fiscal quarter ended June 30, 2008 (the “Alpharma 10-Q”), as of July 27, 2008, 41,763,544 Shares were issued and outstanding. According to Alpharma’s 10-Q and Alpharma’s other publicly filed documents, as of June 30, 2008, there were issued and outstanding options to purchase 2,105,436 Shares, warrants to purchase 4,062,094 Shares and notes convertible into 2,302,921 Shares. Based on Purchaser’s examination of Alpharma’s publicly filed documents, as of September 11, 2008, there were no other options or any warrants outstanding or rights exercisable or convertible for, or securities convertible into, Shares. For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options, warrants and convertible notes are presently exercisable and none of the warrants and stock options are exercised on a cashless basis.

Based on the foregoing and assuming no Shares have been issued since June 30, 2008 (other than Shares issued pursuant to the exercise of the stock options referred to above), and assuming no warrants, options or securities or instruments convertible or exchangeable into, or rights exercisable for, Shares have been granted, issued or have accrued, as the case may be, since June 30, 2008, there are approximately 50,233,995 Shares outstanding on a fully diluted basis. We beneficially own 10 Shares. Accordingly, and subject to the foregoing, if 25,116,988 Shares were tendered and not withdrawn prior to the Expiration Date, the Minimum Tender Condition would be satisfied.

The Rights Condition.  Consummation of the Offer is conditioned upon Alpharma’s Board of Directors redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger or any alternative proposal (the “Rights Condition”). See Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

The Rights are described in Alpharma’s Registration Statement on Form 8-A, dated September 5, 2008 (the “Alpharma 8-A”). The terms of the Rights are set forth in the Rights Agreement. According to the Alpharma 8-A, on September 1, 2008, Alpharma’s Board of Directors declared a dividend of one Right for each Share outstanding as of September 12, 2008 (and for each Share that becomes outstanding between such date and the Distribution Date (as defined in Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Conditions; Appraisal Rights; ‘Going-Private’ Transactions.”)). Each Right entitles the registered holder to purchase from Alpharma one one-thousandth of a share of Alpharma’s Series B Junior Participating Preferred Stock (the “Preferred Shares”), at a price of $65.00 per one-thousandth of a share (as the same may be adjusted, the “Preferred Share Purchase Price”). The Rights are transferable only with the Shares until they become exercisable. The Rights will not become exercisable until the Distribution Date and will expire on September 1, 2009 (the “Rights Expiration Date”), unless earlier redeemed by Alpharma as discussed in Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

In the event that any person or group of affiliated or associated persons (an “Acquiring Person”) acquires beneficial ownership of 15% or more of the Shares, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will have the right to receive upon exercise of a Right and payment of the Preferred Share Purchase Price, that number of Shares having a market value of two times the Preferred Share Purchase Price. In the event that, after a person or group has become an Acquiring Person, Alpharma is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom Alpharma has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Preferred Share Purchase Price.

Based on information made publicly available by Alpharma, Purchaser believes that, as of September 11, 2008, the Rights are not exercisable, certificates representing the Rights (the “Rights Certificates”) have not been issued and the Rights are evidenced by the certificates representing the Shares (the “Share Certificates”). Purchaser believes that, as a result of the commencement of the Offer, the Distribution Date may occur as early as 10 business days following the date of this Offer to Purchase unless Alpharma’s Board of Directors determines to postpone the Distribution Date. See Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

On September 12, 2008, King and Purchaser (collectively, “Plaintiffs”) filed a Complaint for declaratory and injunctive relief in Delaware Chancery Court against Defendants Dean J. Mitchell, Peter G. Tombros, Ramon M. Perez, Finn Berg-Jacobsen, David C. U’Prichard, Peter W. Ladell (the “Individual Defendants”) and Alpharma (collectively, “Defendants”). The Complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties to Alpharma’s stockholders by adopting the Rights Agreement in response to King’s July 31, 2008 proposal to purchase all of the outstanding Shares for $33.00 per Share — a 45% premium over the closing price on the day of King’s offer — on the ground that the Rights Agreement is a disproportionate and unreasonable defensive measure designed solely to thwart King’s bona fide, non-coercive, non-discriminatory, all-cash offer. Accordingly, Plaintiffs seek declaratory and injunctive relief in order to compel the Individual Defendants to redeem the Rights associated with the Rights Agreement or to amend the Rights Agreement so as to make the Rights inapplicable to Plaintiffs’ pending Offer and Proposed Merger, and to prevent the Individual Defendants from invoking the Rights Agreement or employing any other defensive measure in order to obstruct, hinder or delay Purchaser’s Offer, Proposed Merger or Consent Solicitation, in violation of fiduciary duties owed to Alpharma’s stockholders.

Unless the Rights Condition is satisfied, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” If no Distribution Date occurs, a tender of Shares will also constitute a tender of the associated Rights.

Purchaser believes that under the circumstances of the Offer, Alpharma’s Board of Directors has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger or any alternative proposals), and Purchaser hereby requests that Alpharma’s Board of Directors do so. However, there can be no assurance that Alpharma’s Board of Directors will redeem the Rights or so amend the Rights Agreement.

King and Purchaser intend to seek to remove each member of Alpharma’s current Board of Directors and replace them with directors who King and Purchaser believe will consider, to the extent that it is in the best interest of Alpharma’s stockholders, taking action to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger or any alternative proposal). Subject to their fiduciary duties, the Purchaser nominees, if elected, are expected to support the Offer and the Proposed Merger and take actions necessary to satisfy the Rights Condition.

The HSR Condition.  Consummation of the Offer is conditioned upon the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) (the “HSR Condition”). Under the HSR Act, certain acquisition transactions, such as the Offer and the Proposed Merger, may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. See Section 15 — “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes.”

Certain other conditions to the consummation of the Offer are discussed in Section 14 — “Conditions to the Offer.” Purchaser reserves the right (subject to the applicable rules and regulations of the SEC) to amend or waive any one or more of the terms and conditions of the Offer, including, without limitation, the Minimum Tender Condition and the Rights Condition. See Section 1 — “Terms of the Offer; Expiration Date” and Section 14 — “Conditions to the Offer.”

The Offer is not conditioned upon either King or Purchaser obtaining financing.

Material U.S. Federal Income Tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Proposed Merger are discussed in Section 5 — “Material U.S. Federal Income Tax Consequences.”

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with the Consent Solicitation. Any such solicitation (including the Consent Solicitation) will be made only pursuant to separate consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

This Offer to Purchase and related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE OFFER

1.	TERMS OF THE OFFER; EXPIRATION DATE.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 — “Withdrawal Rights” on or prior to the Expiration Date. The term “Expiration Date” means 5:00 p.m., New York City time, on October 10, 2008, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the Minimum Tender Condition, the Rights Condition, the HSR Condition and all the other conditions set forth in Section 14 — “Conditions to the Offer.” Purchaser reserves the right (but will not be obligated), subject to the applicable rules and regulations of the SEC, to amend or waive the Minimum Tender Condition, the Rights Condition or any other condition of the Offer if any of the Minimum Tender Condition, the Rights Condition or any of the other conditions set forth in Section 14 — “Conditions to the Offer” has not been satisfied by 5:00 p.m., New York City time, on October 10, 2008 (or any other time then set as the Expiration Date). Subject to compliance with the applicable rules and regulations of the SEC, including Rules 14d-4(d)(i), 14d-6(c) and 14e-1, Purchaser may elect to:

(1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended;

(2) waive all of the unsatisfied conditions and accept for payment and pay for all Shares tendered and not withdrawn prior to the Expiration Date; or

(3) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders.

Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

Subject to any applicable rules and regulations of the SEC, including Rules 14d-4(d)(i), 14d-6(c) and 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to:

(1) terminate or amend the Offer if any of the conditions referred to in Section 14 — “Conditions to the Offer” has not been satisfied or upon the occurrence of any of the events specified in Section 14 — “Conditions to the Offer;” or

(2) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below.

Purchaser acknowledges that Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rule 14e-1(d) and Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including, without limitation, the materiality of the changes and, in the SEC’s view, should be no less than five business days from the date that notice of such change is first published or sent or given to security holders. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, a minimum 10-business day period from the date that such notice of such change is first published or sent or given to security holders is required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

If Purchaser decides, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of 10 business days from the date the notice of the increase is first published, sent or given to holders of Shares.

If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Pursuant to Rule 14d-11 under the Exchange Act, although Purchaser does not currently intend to do so, Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the first purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer.

During a Subsequent Offering Period, tendering stockholders would not have withdrawal rights and Purchaser would promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 under the Exchange Act provides that Purchaser may provide a Subsequent Offering Period so long as, among other things, (1) the initial 20-business day period of the Offer has expired, (2) Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (3) Purchaser immediately accepts and promptly pays for all Shares tendered during the Offer prior to its expiration, (4) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (5) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. If Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of Alpharma consistent with the requirements of the SEC.

Purchaser currently does not intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is included.

A request is being made to Alpharma pursuant to Rule 14d-5 under the Exchange Act for the use of Alpharma’s stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by Alpharma with this request, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Alpharma’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser or, if Alpharma so elects, the materials will be mailed by Alpharma. A request is also being made to Alpharma pursuant to Section 220(b) of the DGCL to inspect: Alpharma’s stock ledger; a list of Alpharma’s stockholders; and Alpharma’s other related materials.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered pursuant to the book-entry transfer procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the event separate Rights Certificates are issued, similar action will be taken with respect to unpurchased and untendered Rights.

Purchaser reserves the right to transfer or assign to one or more of Purchaser’s affiliates, in whole or from time to time in part, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date promptly following the Expiration Date. Any determination concerning the satisfaction of the terms and conditions of the Offer shall be within the reasonable discretion of Purchaser. See Section 14 — “Conditions to the Offer.” Purchaser expressly reserves the right, in its sole discretion but subject to the applicable rules of the SEC, to delay acceptance for payment of, and thereby delay payment for, Shares if any of the conditions referred to in Section 14 — “Conditions to the Offer” has not been satisfied or upon the occurrence of any of the events specified in Section 14 — “Conditions to the Offer.”

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of:

(1) the Share Certificates, and, if applicable, the Rights Certificates, or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares and, if applicable, Rights (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

(2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

(3) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry

Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares and, if applicable, Rights which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

If Rights Certificates have been distributed to holders of Shares, such holders are required to tender Rights Certificates representing a number of Rights equal to the number of Shares being tendered in order to effect a valid tender of such Shares.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for any Shares, regardless of any extension of the Offer or any delay in paying such purchase price. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tender of Shares.  Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, either (1) on or prior to the Expiration Date, (a) Share Certificates representing tendered Shares (and, prior to the Distribution Date, representing tendered Rights) and, after the Distribution Date, Rights Certificates, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at one of its addresses and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses or (2) the guaranteed delivery procedures set forth below must be followed.

Holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, if a Distribution Date has occurred and a stockholder has sold its Rights separately from its Shares and does not otherwise acquire Rights, such stockholder may not be able to satisfy the requirements of the Offer for the tender of Shares.

Separate Delivery of Rights Certificates.  If the Distribution Date has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and Rights Certificates have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedures described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date that Rights Certificates are distributed. Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including, without limitation, delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures set forth below must be complied with.

If the Distribution Date occurs, to the extent that the Rights become eligible for book-entry transfer under procedures established by the Book-Entry Transfer Facility, the Depositary also will make a request to establish an account with respect to the Rights at such Book-Entry Transfer Facility, but no assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. Otherwise, if Rights Certificates have been issued, a tendering stockholder will be required to tender Rights by means of physical delivery to the Depositary of Rights Certificates (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable) or pursuant to the guaranteed delivery procedure set forth below.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates or Rights Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates or Rights Certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share Certificates or Rights Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates and Rights Certificates are forwarded separately to the Depositary, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, must accompany each such delivery.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates or, if applicable, Rights Certificates, are not immediately available (including, without limitation, if the Distribution Date has occurred but Rights Certificates have not yet been distributed) or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

(3) within, (a) in the case of Shares, three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of Rights, a period ending on the later of (x) three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery and (y) three business days after the date Rights Certificates are distributed to stockholders, (i) Share Certificates representing tendered Shares (and, prior to the Distribution Date, representing tendered Rights) and, after the Distribution Date, Rights Certificates, are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares and Rights are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares and Rights, is received by the Depositary at one of such addresses and (iii) any other documents required by the Letter of Transmittal are received by the Depositary at one of such addresses.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram or facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share Certificates representing tendered Shares (or a Book-Entry Confirmation) and, after the Distribution Date, Rights Certificates (or a Book Entry Confirmation, if available), (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book entry transfer of Shares and Rights and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates (and, if applicable, Rights Certificates) representing, or Book-Entry Confirmations of, such Shares (and, if applicable, Rights, if available) are received into the Depositary’s account at the Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding.  Under U.S. Federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, a stockholder that is a U.S. person (as defined for U.S. Federal income tax purposes) must provide the Depositary with the U.S. stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the U.S. stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a U.S. stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the U.S. stockholder, and any payment made to the U.S. stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, corporations and certain foreign individuals and foreign entities) may not be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See the Letter of Transmittal, for more information.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a U.S. stockholder may be refunded or credited against the U.S. stockholder’s Federal income tax liability, if any, provided, that the required information is furnished to the Internal Revenue Service.

Appointment as Proxy.  By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints James W. Elrod and William L. Phillips III, or either of them, and any individual designated by either of them or Purchaser, and each of them individually, as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all Shares or other securities issued in respect of such Shares on or after September 11, 2008. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that Purchaser accepts for payment such Shares as provided herein. Upon such appointment, all prior proxies and consents given by such stockholder with respect to such Shares (except for any consents issued under the Consent Solicitation) and other securities will, without further action, be revoked, and no subsequent power of attorney, proxies, consents or revocations may be given (and if given will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of Alpharma’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities. See Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with the Consent Solicitation. Any such solicitation (including the Consent Solicitation) will be made only pursuant to separate consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Determination of Validity.  All questions as to the form of documents and validity, eligibility (including, without limitation, as to time of receipt) and acceptance for payment of any tender of Shares (and, if applicable, Rights) and compliance by a tendering stockholder with the terms of the Offer will be determined by Purchaser, in its sole discretion. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares (and, if applicable, Rights) of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders without any effect on the rights of such other stockholders.

No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, King or any of their affiliates or assigns, if any, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements.  Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

4.	WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares (and, if applicable, Rights) made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after November 10, 2008 (or such later date as may apply in case the Offer is extended). A withdrawal of a Share will also constitute a withdrawal of the associated Right. Rights may not be withdrawn unless the associated Shares are also withdrawn.

To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates or Rights Certificates evidencing Shares or Rights to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded.  Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures discussed in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, as to time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion. None of Purchaser, King or any of their affiliates or assigns, if any, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If Purchaser provides a Subsequent Offering Period following the Offer (as discussed in Section 1 — “Terms of the Offer; Expiration Date”), no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The receipt of cash pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. Federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), and may also be a taxable transaction under applicable state, local or foreign income tax laws.

For U.S. Federal income tax purposes, if you sell or exchange your Shares in the Offer, the subsequent offering period (if one is provided) or the Proposed Merger, you generally should recognize gain or loss equal to the difference between the amount of cash received and your tax basis in the Shares that you sold or exchanged. Generally, that gain or loss will be a capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held such Shares for more than one year. In the case of a tendering noncorporate stockholder, long-term capital gains will be eligible for reduced U.S. Federal income tax rates. A stockholder that receives cash in connection with the exercise of its appraisal rights under the DGCL as described herein under Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions” will generally recognize a capital gain or loss in the same manner. In addition, the ability to use capital losses to offset ordinary income is limited.

The foregoing discussion may not be applicable to certain types of stockholders with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code such as non-U.S. persons, (including partnerships or other flow-through entities, brokers, dealers or traders in securities or commodities, insurance companies, tax-exempt organizations and financial institutions), persons subject to the alternative minimum tax, and persons who have a functional currency other than the U.S. dollar. This discussion also may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a straddle or a hedging, conversion, or constructive sale, transaction, an integrated investment or other risk-reduction transaction. In addition, the foregoing does not address state, local or foreign tax laws that may be applicable.

The foregoing discussion is not a comprehensive description of all tax consequences relevant to the stockholders of Alpharma. Stockholders of Alpharma are advised to consult their own tax advisors regarding the specific consequences to them of the Offer and the Proposed Merger, including, without limitation, the applicability and effect of U.S. Federal, state, local and foreign income and other tax laws in their particular circumstances.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS.

According to the Alpharma Form 10-K for Alpharma’s fiscal year ended December 31, 2007 (the “Alpharma 2007 10-K”), the Shares are listed and traded principally on the NYSE under the symbol “ALO.” The following table sets forth, for the periods indicated, the high and low sales prices for the Shares on the NYSE as reported in the Alpharma 2007 10-K for Alpharma’s fiscal years ended December 31, 2006 and December 31, 2007 and as reported by SunGard PowerData® (Tradeline®) for Alpharma’s fiscal quarter ended March 31, 2008 and Alpharma’s fiscal quarter ended June 30, 2008.

	Low	High

Fiscal Year Ended December 31, 2006
Third Quarter (ended September 30, 2006)	$19.98	$24.35
Fourth Quarter (ended December 31, 2006)	20.93	24.39
Fiscal Year Ended December 31, 2007
First Quarter (ended March 31, 2007)	23.65	28.30
Second Quarter (ended June 30, 2007)	22.73	26.67
Third Quarter (ended September 30, 2007)	21.26	27.25
Fourth Quarter (ended December 31, 2007)	19.04	21.70
Fiscal Year Ending December 31, 2008
First Quarter (ended March 31, 2008)	17.55	28.13
Second Quarter (ended June 30, 2008)	22.09	28.67
Third Quarter (through September 11, 2008)	21.27	37.70

On August 21, 2008, the last full trading day before the public announcement of our proposal to acquire all the outstanding Shares for $33.00 per Share in cash, the closing sale price of a Share on the NYSE was $24.04, and on September 10, 2008, the last full trading day before the public announcement of our proposal to acquire all the outstanding Shares for $37.00 per Share in cash, the closing sale price of a Share on the NYSE was $35.73. Stockholders are urged to obtain a current market quotation for the Shares.

Dividends.  Effective in the fourth quarter of 2006, Alpharma discontinued its quarterly cash dividend on all Common Stock. If Purchaser acquires control of Alpharma, Purchaser currently intends that no dividends will be declared on the Shares prior to Purchaser’s acquisition of the entire equity interest of Alpharma.

7.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NYSE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS; RIGHTS.

If the Offer is successful and the Proposed Merger is consummated, stockholders who do not tender in the Offer (other than those properly exercising appraisal rights available under Delaware law) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Proposed Merger takes place and a stockholder does not properly perfect its available appraisal rights, the only difference between tendering Shares in the Offer and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. However, if the Offer is consummated and the Proposed Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

NYSE Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued inclusion in the NYSE, the market for the Shares could be adversely affected. In accordance with the NYSE’s published guidelines, the Shares would not meet the criteria for continued inclusion in the NYSE if, among other requirements, the number of outstanding Shares (less any Shares held by officers, directors or 10% beneficial owners) were less than 1,100,000, or the aggregate market value of the publicly held Shares were less than $100 million. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on the NYSE will be discontinued. In the event the Shares were no longer quoted on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Alpharma to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Alpharma to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to Alpharma. See Section 11 — “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.” In addition, “affiliates” of Alpharma and persons holding “restricted securities” of Alpharma may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. Purchaser intends to seek to cause Alpharma to terminate registration of the Shares under the Exchange Act as soon as practicable after consummation of the Offer pursuant to the requirements for termination of registration of the Shares.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Rights.  Under the terms of the Rights Agreement, as soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date. If the Distribution Date has occurred and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, the NYSE listing and Exchange Act registration would apply to the Rights in a similar manner.

8.	CERTAIN INFORMATION CONCERNING ALPHARMA.

The information concerning Alpharma contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of King, Purchaser, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Alpharma to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to King, Purchaser, the Dealer Manager, the Information Agent or the Depositary.

According to the Alpharma 2007 10-K, Alpharma was incorporated in 1983 under the laws of the state of Delaware. The principal executive offices of Alpharma are located at 440 Route 22 East, Bridgewater, New Jersey 08807 and its telephone number is (908) 566-3800. According to the Alpharma 2007 10-K, Alpharma is a global specialty pharmaceutical company that develops, manufactures and markets pharmaceutical products for humans and animals.

According to the Alpharma Form 10-Q, as of July 27, 2008, 41,763,544 Shares were issued and outstanding. According to the Alpharma 10-Q and Alpharma’s other publicly filed documents, as of June 30, 2008, there were issued and outstanding options to purchase 2,105,436 Shares, warrants to purchase 4,062,094 Shares and notes convertible into 2,302,921 Shares. Based on Purchaser’s examination of Alpharma’s publicly filed documents, as of September 11, 2008, there were no other options or any warrants outstanding or rights exercisable or convertible for, or securities convertible into, Shares. For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options, warrants and convertible notes are presently exercisable and none of the warrants and stock options are exercised on a cashless basis.

Based on the foregoing and assuming no Shares have been issued since June 30, 2008 (other than Shares issued pursuant to the exercise of the stock options referred to above), and assuming no warrants, options or securities or instruments convertible or exchangeable into, or rights exercisable for Shares have been granted, issued or have accrued, as the case may be, since June 30, 2008, there are approximately 50,233,995 Shares outstanding on a fully diluted basis. We beneficially own 10 Shares. Accordingly and subject to the foregoing, if 25,116,988 Shares were tendered and not withdrawn prior to the Expiration Date, the Minimum Tender Condition would be satisfied.

Alpharma is subject to the informational filing requirements under the Exchange Act and is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Alpharma files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The respective SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

9.	CERTAIN INFORMATION CONCERNING KING AND PURCHASER.

Purchaser is a wholly owned subsidiary of King organized in 2008 under the laws of the State of Delaware in order to make the Offer and to take other action in connection therewith. Purchaser has not, and is not expected to, engage in any business other than in connection with its organization, the Offer, the Proposed Merger and, if necessary, to engage in the Consent Solicitation. Purchaser’s principal administrative offices and telephone number are the same as those of King. King was organized in 1993 under the laws of the State of Tennessee. King’s principal administrative offices are located at 501 Fifth Street, Bristol, Tennessee 37620 and its telephone number is (423) 989-8000. King is a leading specialty pharmaceutical company that performs basic research and develops, manufactures, markets and sells branded prescription pharmaceutical products.

King is subject to the informational filing requirements under the Exchange Act and is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information King files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The respective SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors and executive officers of King and Purchaser are set forth in Schedule I of this Offer to Purchase.

Except as described in this Offer to Purchase or Schedule I hereto, (i) none of King, the Purchaser or, to the best knowledge of King and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of King or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of King, the Purchaser or, to the best knowledge of King and the Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

On July 23, 2008, King acquired ten Shares at a price of $25.19 per Share in an open market purchase. On September 8, 2008, King transferred five Shares to Purchaser.

10.	BACKGROUND OF THE OFFER.

As part of our regular evaluation of our business, King considers a variety of strategic options and transactions. In connection with this process, and consistent with our growth strategy, we have from time to time considered pursuing strategic transactions with other pharmaceutical companies, including Alpharma.

In early July of 2008, Brian A. Markison, the Chairman, President and Chief Executive Officer of King, called Dean J. Mitchell, the President and Chief Executive Officer of Alpharma, to invite Mr. Mitchell to a meeting to discuss, generally, the pharmaceutical business. It was Mr. Markison’s intention to also discuss King’s interest in pursuing a transaction with Alpharma.

On July 11, 2008, Messrs. Markison and Mitchell met. During the meeting, Mr. Markison indicated to Mr. Mitchell that King was interested in pursuing a negotiated business combination with Alpharma in which King would acquire Alpharma. Mr. Mitchell indicated to Mr. Markison that in order for Mr. Mitchell to support a transaction, King would need to offer a large premium and informally indicated a price range per Share that reflected a very substantial premium. Mr. Markison responded that although King was prepared to offer a significant premium and discuss economics and structure, he did not believe the very substantial premium to the then current market price of Shares referred to by Mr. Mitchell was within the range that King was prepared to offer. Nonetheless, Mr. Markison noted his desire to enter into discussions as soon as possible.

On July 15, 2008, Mr. Markison contacted Mr. Mitchell to reiterate King’s interest in pursuing a transaction with Alpharma, his desire to engage in discussions and commence a due diligence review of non-public information relating to Alpharma as soon as possible, and his willingness to discuss economics and structure. Mr. Markison explained to Mr. Mitchell that King was prepared to offer a significant premium and wanted to engage in a cooperative dialogue as soon as possible and asked Mr. Mitchell his preferred method of further exploring the possibility of a business combination. Mr. Mitchell told Mr. Markison that Alpharma was having a board meeting the following week and that he would discuss the matter with Alpharma’s Board of Directors.

On July 28, 2008, Mr. Mitchell called Mr. Markison and said that he had discussed this matter with Alpharma’s Board of Directors and noted again that, in order for any offer to be considered seriously, it would need to reflect the very substantial premium that Mr. Mitchell had referred to on July 11, 2008.

On July 31, 2008, Mr. Markison called Mr. Mitchell and indicated King’s interest in acquiring all of the outstanding Shares for $33.00 per Share in cash, which represented a 45% premium to the closing Share price on that day. Mr. Mitchell noted that this was well below the premium he wanted but would share the offer with Alpharma’s Board of Directors. Mr. Mitchell promised to get back to Mr. Markison.

On August 1, 2008, Mr. Mitchell called Mr. Markison and stated that he had discussed the offer with Alpharma’s Board of Directors and they declined the offer.

On the morning of August 5, 2008, Mr. Markison called Mr. Mitchell to inform him that King was still interested in pursuing a business combination with Alpharma. Mr. Markison confirmed the previous proposal in which King would acquire all of the outstanding Shares at a price of $33.00 per Share in cash and indicated a willingness to discuss economics and structure. He further stated that King had reflected the proposal in a letter dated August 4, 2008 that would arrive at Mr. Mitchell’s office later in the day on August 5, 2008. Mr. Mitchell asked Mr. Markison to read the letter over the phone and Mr. Markison did so. Following is the text of the letter:

August 4, 2008

via Federal Express

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Mr. Mitchell:

As you know from our conversations beginning on July 11, 2008, King Pharmaceuticals, Inc. (“King”) has been interested for some time in pursuing a business combination with Alpharma Inc. (“Alpharma”). We are pleased to make the following proposal regarding a possible business combination between King and Alpharma.

We believe that a combination of our businesses would best enable both companies to successfully address the challenges facing our industry today. We believe the complementary aspects of our companies’ products and pipelines, customers and research capabilities would enable the combined entity to be an even more effective competitor, thus making the King-Alpharma combination attractive from a strategic standpoint.

We are prepared to pursue the acquisition of all of the outstanding shares of Alpharma common stock for $33.00 per share in cash. This price represents a 49% premium over the closing share price for Alpharma common stock on August 4, 2008, and a premium of 40% over the 1-month average. We believe this proposal is compelling for Alpharma and its shareholders, and provides a unique opportunity for Alpharma’s shareholders to realize full and immediate value.

Our Board has authorized this proposal, and we are ready to move forward expeditiously. We have conducted diligence relating to Alpharma based on publicly available information, and we have retained Credit Suisse Securities (USA) LLC as our financial advisor and Dewey & LeBoeuf as our legal advisor. Our proposal contemplates, among other things, the negotiation and execution of mutually acceptable definitive transaction documents containing provisions customary for transactions of this type, including the receipt of any required regulatory and third party approvals and consents.

We are prepared to meet with you or your representatives at your earliest convenience to discuss our proposal in detail and begin confirmatory due diligence and the negotiation of definitive transaction documents, which we are confident could be concluded within four weeks. Please note that our proposal is not subject to any financing contingencies, and we are committed to cooperating with Alpharma to obtain all necessary regulatory approvals so that the proposed business combination between King and Alpharma can be consummated in a timely manner.

We hope that you and your Board of Directors will view this proposal as we do — an excellent opportunity for the stockholders of Alpharma to realize full value for their shares to an extent not likely to be available to them in the marketplace. We are prepared to discuss all aspects of our proposal fully with you, including structure and economics. We also have great respect for your organization and would expect to combine the strengths and competencies of Alpharma’s employees into our enlarged company.

We trust that you will agree that the best way to proceed at this point would be to begin confidential, non-public discussions to see if we can negotiate a transaction that can be presented to your stockholders as the joint effort of King’s and Alpharma’s Boards of Directors and managements. At this point, therefore, we expect that this letter and its contents will remain private.

We trust that you and your Board of Directors will give this proposal prompt and serious consideration. We request a response as soon as possible, and no later than the close of business on Tuesday, August 12, 2008.

We look forward to hearing from you.

Very truly yours,

/s/  Brian A. Markison
Brian A. Markison
Chairman, President and Chief Executive Officer

cc:	Mr. Thomas J. Spellman III, Corporate Secretary
for the attention of Mr. Peter G. Tombros, Chairman of the Board

After hearing the contents of the letter during the August 5, 2008 call, Mr. Mitchell asked Mr. Markison for some understanding of what was planned, and Mr. Markison indicated that, as stated on previous occasions, his desire was to commence a due diligence review of non-public information relating to Alpharma and meaningful negotiations and that, if Mr. Mitchell continued to refuse to engage in a constructive dialogue, King was prepared to make the offer public.

On August 7, 2008, Mr. Mitchell called Mr. Markison and indicated that Alpharma had retained Banc of America Securities LLC (“Banc of America”) as its financial advisor and that he and Alpharma’s Board of Directors were taking the offer seriously but needed more time to consider the proposal. Mr. Markison and Mr. Mitchell agreed to speak the following week.

Also on August 7, 2008, representatives of Banc of America contacted representatives of King’s financial advisor, Credit Suisse, and stated that Banc of America was representing Alpharma and that Alpharma intended to hold a board meeting to discuss King’s proposal but did not specify a date for such meeting, other than that it would be later during the month of August. On August 12, 2008, a representative of Credit Suisse contacted a representative of Banc of America to inquire as to when Alpharma would respond to King’s proposal. The representative of Banc of America indicated that Alpharma was planning on having a board meeting on August 18 or 19, 2008 and that Alpharma would respond after such board meeting had taken place.

On August 18, 2008, a representative of Banc of America contacted a representative of Credit Suisse and stated that Mr. Markison would be hearing from Mr. Mitchell on either August 20 or 21, 2008. On August 21, 2008, Mr. Mitchell contacted Mr. Markison and indicated that Alpharma’s Board of Directors had declined King’s proposal, again referring to the same range of prices reflecting the very substantial premium that Mr. Mitchell had first mentioned to Mr. Markison on July 11, 2008 and then again on July 28, 2008. Mr. Markison noted to Mr. Mitchell that King might soon send another proposal letter and make it public.

Also on August 21, 2008, in a follow-up call between representatives of Banc of America and Credit Suisse, Credit Suisse was told by Banc of America representatives that their belief was that Alpharma would not engage in discussions or permit King to perform any due diligence review unless King both significantly raised its offer price to match the same range that Mr. Mitchell had previously mentioned, and entered into a confidentiality agreement with a standstill provision with Alpharma.

Later, on August 21, 2008, a representative of Credit Suisse contacted a representative of Banc of America and stated that Mr. Mitchell would be receiving a letter relating to King’s transaction proposal from Mr. Markison on August 22, 2008 and that King intended to make the contents of such letter public. Also on the evening of August 21, 2008, Mr. Markison called Mr. Mitchell to give him notice that the letter being delivered the next day would be made public.

On August 22, 2008, Mr. Markison sent the following letter to Mr. Mitchell and to Alpharma’s Board of Directors, and made its contents public in a press release:

August 22, 2008

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Mr. Mitchell:

As conveyed to you in conversations beginning in July and again in our letter dated August 4, 2008, the Board of Directors and management of King Pharmaceuticals, Inc. (“King”) believe that a combination of King and Alpharma Inc. (“Alpharma”) presents an exciting opportunity to create significant value for our respective stockholders. The complementary aspects of our companies’ products, pipelines, customers and capabilities would create greater scale and improved efficiencies, allowing the combined entity to compete more effectively in the future. We are disappointed that you have declined our proposal.

As previously stated, King is willing to pursue the acquisition of all of the outstanding shares of Alpharma common stock for $33.00 per share in cash. This price represents a 37% premium over the closing price of Alpharma common stock on August 21, 2008, the last trading day prior to public disclosure of King’s proposal, a 49% premium over the closing price of Alpharma common stock on August 4, 2008, the date of King’s initial written offer to Alpharma, and a premium in excess of approximately 38% over Alpharma’s average closing price during the one, three and twelve-month periods ended August 21, 2008. We are convinced that our proposal provides a unique opportunity for Alpharma’s stockholders to realize full and immediate value. Our proposal is not conditioned on financing.

Our Board has authorized this proposal and we are ready to move forward expeditiously. As mentioned to you previously, we have conducted due diligence relating to Alpharma based on publicly available information and we have retained Credit Suisse and Wachovia Securities as our financial advisors and Dewey & LeBoeuf LLP as our legal advisor. Our proposal is conditioned upon, among other things, the negotiation and execution of mutually acceptable definitive transaction documents containing provisions customary for transactions of this type, including the receipt of any required regulatory and third party approvals and consents.

We remain ready to meet with you and your representatives at your earliest convenience to discuss our proposal in detail and conduct confirmatory due diligence, to negotiate definitive transaction documents and to obtain all necessary regulatory approvals.

We hope that you and your Board of Directors will reconsider this proposal and view it as we do — an excellent opportunity for the stockholders of Alpharma to realize full value for their shares to an extent not likely to be available to them in the marketplace. We are prepared to discuss all aspects of our proposal with you, including structure and economics. We have great respect for your organization and would expect to combine the strengths and competencies of Alpharma’s employees into our company.

We continue to prefer to work together with you and your Board to complete a negotiated transaction, and we are prepared to commit all necessary resources to do so. If we are unable to negotiate a transaction, we are prepared to take this offer directly to your stockholders.

We trust that you and your Board of Directors will give this proposal serious consideration. We would appreciate your prompt reply to our proposal.

We look forward to your prompt and favorable response.

Very truly yours,

Brian A. Markison
Chairman of the Board,
President and Chief Executive Officer

cc:	To the attention of Alpharma Inc.’s Board of Directors
Mr. Peter G. Tombros, Chairman of the Board
Mr. Finn-Berg Jacobsen, Director
Mr. Peter Ladell, Director
Mr. Ramon Perez, Director
Mr. David U’Prichard, Director

On August 22, 2008, Mr. Mitchell called Mr. Markinson to inform him that he was sending a letter in response to King’s letter. Mr. Mitchell then sent the following letter to Mr. Markison, and made its contents public in a press release:

August 22, 2008

Mr. Brian A. Markison
Chairman of the Board,
President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620

Dear Mr. Markison:

Our Board has received your letter, which you also made public earlier today, outlining King Pharmaceuticals’ unsolicited, non-binding proposal to acquire Alpharma for $33.00 per share in cash.

As you know, since you first approached me in July expressing King’s interest in a potential acquisition of our Company, I indicated, even as late as this week, that while Alpharma is not for sale and we are encouraged by our future prospects, we would consider seriously any bona fide proposal that reflected the fair value of our Company.

You have now made three non-binding acquisition proposals, including today’s, all at the price of $33.00 per share. In consultation with its financial and legal advisors, our Board of Directors has carefully reviewed your proposals over the course of several meetings. As I communicated to you, the Board unanimously believes that the $33.00 per share proposal is inadequate and does not reflect the Company’s inherent value. Accordingly, we would not accept an acquisition of Alpharma at the price you are proposing.

That said, our Board takes its fiduciary duties seriously and is deeply committed to enhancing value for our shareholders. It is in that spirit that we offered to provide you with a due diligence opportunity so that we could demonstrate to you the fair and appropriate value for Alpharma. However, you declined to enter into a customary confidentiality agreement that would enable us to have an orderly evaluation process and ensure that we are able to protect the long-term interests of our shareholders. As you are well aware, a confidentiality agreement will enable us to provide non-public information that we firmly believe will demonstrate that $33.00 per share significantly undervalues Alpharma. A confidentiality agreement is also very important for us to protect sensitive, non-public information when it is being disclosed to a direct competitor.

Our Board has deep confidence in Alpharma’s future and believes we are executing well on our strategic plan. We also believe there are a number of near-term events surrounding EMBEDAtm that will drive increased value for our shareholders in addition to the potential value of the rest of our pipeline. We are currently in a phase of investment for the Company, which we are confident will create significant value for our shareholders and do not believe is reflected in your proposal.

We are willing to entertain a proposal from you that we believe more appropriately values the Company. To that end, we remain open to discussions with you at a price that we believe reflects the inherent value of Alpharma as well as the significant benefits, as your letter and comments to investors earlier today describe, that would accrue to King as a result of the transaction. If you have an interest in engaging in a dialogue on that basis, please contact me at your earliest convenience.

Sincerely,

Dean J. Mitchell
President and Chief Executive Officer

On September 2, 2008, a representative of Credit Suisse contacted a representative of Banc of America and communicated his belief that King could be prepared to raise its offer price per Share by a meaningful amount and reaffirmed King’s desire to engage in discussions with Alpharma regarding the proposed business combination. The Credit Suisse representative also reiterated King’s request for the opportunity to conduct a confirmatory due diligence review of non-public information relating to Alpharma, which King had been seeking. Credit Suisse was then informed that Alpharma would respond to King within a few days.

On September 4, 2008, a representative of Credit Suisse contacted a representative of Banc of America and communicated that King would consider increasing its offer price to $37.00 per Share and again reiterated King’s desire to discuss the proposed business combination with Alpharma and to conduct a confirmatory due diligence review of non-public information relating to Alpharma.

Later in the afternoon on the same day, a representative of Banc of America communicated to a representative of Credit Suisse that, if King submitted an offer in writing at $37.00 per Share, Alpharma would conduct a sale process and King would be invited to participate in such process.

In response, at King’s request, representatives of Credit Suisse contacted representatives of Banc of America later on the same day, and informed them that King would be prepared to negotiate and enter into a merger agreement with Alpharma at a price of $37.00 per Share and that the merger agreement could provide for a “go-shop” mechanism whereby Alpharma would be permitted, after the signing of the merger agreement, to actively solicit third party offers for Alpharma during an agreed-upon period of time. A representative of Credit Suisse also noted that such an arrangement would secure for Alpharma stockholders King’s offer price of $37.00 per Share, which represented a substantial premium for their Shares, while at the same time permit Alpharma to actively seek higher offers, if any, from third parties. Representatives of Banc of America stated that they would take King’s latest proposal back to Alpharma and respond promptly.

On September 5, 2008, a representative of Banc of America informed a representative of Credit Suisse that Alpharma was planning to convene a meeting of its Board of Directors over the upcoming weekend and that Alpharma would provide a response to King’s latest proposal once Alpharma’s Board of Directors had an opportunity to evaluate the proposed terms.

On September 8, 2008 a representative of Banc of America contacted a representative of Credit Suisse and proposed that, if King would agree to a price per Share in the range reflecting the very substantial premium that Mr. Mitchell had first communicated to Mr. Markison on July 11, 2008, Alpharma would promptly enter into the negotiation of a mutually acceptable merger agreement. Later that day a representative of Credit Suisse contacted a representative of Banc of America and stated that King was not prepared to raise its offer to the level indicated by Banc of America. The Credit Suisse representative stated that King had already indicated its willingness to increase its original price by a meaningful amount, and that Alpharma should reconsider its price so that the parties could enter into an agreement in a expeditious manner. Banc of America called later in the day and indicated that Alpharma was having a board meeting on September 9, 2008 to discuss the matter and would respond after the meeting.

On September 9, 2008, representatives of Banc of America informed representatives of Credit Suisse that Alpharma had rejected King’s offer price of $37.00 even if the merger agreement would contain a “go shop” provision, and instead referred to a possible price per share that was close to but slightly below the range that Mr. Mitchell had first mentioned to Mr. Markison on July 11, 2008, approximately two months earlier. Later that day, after discussing the matter with King’s management, representatives of Credit Suisse informed representatives of Banc of America that King was not prepared to raise its offer and encouraged Alpharma to reconsider its price.

On September 10, 2008, representatives of Banc of America informed representatives of Credit Suisse that Alpharma’s desired price remained unchanged from the day before and that Alpharma would not enter into merger discussions at King’s offer price of $37.00 per Share. Later that evening, following discussions with King’s management, a representative of Credit Suisse informed a representative of Banc of America that King was planning to send to Alpharma’s Board of Directors the following day a written proposal to acquire all of the outstanding Shares at $37.00 per Share in cash, disclose the offer publicly and take the offer directly to the Alpharma stockholders, unless Alpharma reconsidered its position.

On September 11, 2008, Mr. Markison sent the following letter to Mr. Mitchell and to Alpharma’s Board of Directors, and made its contents public in a press release:

September 11, 2008

Mr. Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

Dear Dean:

I am disappointed that you and your Board of Directors have rejected our enhanced offer.

In light of your decision, we have decided to publicly disclose our latest proposal to acquire all of the outstanding shares of Alpharma Class A Common Stock at a price of $37.00 per share in cash and to take this offer directly to your stockholders. This price represents a premium of 67% over the closing price of the Alpharma Class A Common Stock on August 4, 2008, the date of King’s initial private written proposal to Alpharma, and a premium of 54% over the closing price on August 21, 2008, the last trading day prior to public disclosure of King’s initial proposal. We believe this is a compelling offer that your stockholders will find extremely attractive.

Since early July of 2008, I have attempted to engage Alpharma’s management and Board of Directors in a substantive discussion of the merits of a negotiated business combination between King and Alpharma, without result.

In our latest private offer of $37.00 per share in cash, we stated that we were prepared to enter into a merger agreement containing a “go-shop” provision whereby Alpharma would be permitted, after signing, to actively solicit third-party offers during an agreed-upon period of time. You have also declined this offer.

While we would prefer to work cooperatively with you and your Board to complete a negotiated transaction, our Board of Directors has authorized management to commence a tender offer to purchase all of the outstanding shares of Class A Common Stock of Alpharma for $37.00 per share in cash, which we intend to do promptly.

As you know we have retained Credit Suisse and Wachovia Securities as our financial advisors and Dewey & LeBoeuf LLP as our legal advisor to assist in completing this transaction. King and its advisors are ready to meet with you and your representatives to complete the transaction promptly.

I hope to hear from you soon.

Brian Markison
Chairman of the Board,
President and Chief Executive Officer

cc:	To the attention of Alpharma Inc.’s Board of Directors
Mr. Peter G. Tombros, Chairman of the Board
Mr. Finn-Berg Jacobsen, Director
Mr. Peter Ladell, Director
Mr. Ramon Perez, Director
Mr. David U’Prichard, Director

On September 12, 2008, King and Purchaser commenced the Offer and filed a Complaint for declaratory and injunctive relief in Delaware Chancery Court against the Defendants.

11.	PURPOSE OF THE OFFER AND THE PROPOSED MERGER; THE RIGHTS CONDITION; APPRAISAL RIGHTS; “GOING-PRIVATE” TRANSACTIONS.

General.  The purpose of the Offer is to enable King to acquire control of, and ultimately acquire the entire equity interest in, Alpharma. Purchaser presently intends, as soon as practicable following consummation of the Offer, to cause the entire Alpharma Board of Directors to be comprised solely of its nominees and to cause Alpharma to consummate the Proposed Merger.

King and Purchaser currently intend to pursue the Proposed Merger promptly following consummation of the Offer. King and Purchaser, however, reserve the right to amend the terms of the Proposed Merger or to pursue an alternative second-step business combination transaction involving Alpharma in which the Shares not owned by King or its subsidiaries (including, without limitation, Purchaser) would be converted into or exchanged for cash, shares of King common stock and/or other securities or consideration.

At the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time of the Proposed Merger (other than Shares owned by King or its subsidiaries (including, without limitation, Purchaser) and Shares owned by stockholders who perfect any available appraisal rights under Delaware law) would be converted into the right to receive an amount in cash equal to the highest price paid per Share pursuant to the Offer.

If Purchaser acquires Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to its equity ownership in Alpharma, Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as it shall determine, which may be different from the price paid in the Offer. Purchaser also reserves the right to dispose of Shares that it has acquired or may acquire.

In connection with the Offer, King and Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that Purchaser acquires Alpharma. If Purchaser acquires Alpharma or otherwise obtains access to the books and records of Alpharma, King and Purchaser intend to conduct a detailed review of Alpharma and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, without limitation, changes in Alpharma’s business, facility locations, corporate structure, marketing strategies, capitalization, management or dividend policy.

The Proposed Merger.  Under the DGCL as currently in effect, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser believes it would be able to approve the Proposed Merger without a vote of Alpharma’s Board of Directors or Alpharma’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares, then under the DGCL as currently in effect, the Proposed Merger would require the adoption of a plan of merger by Alpharma’s Board of Directors and the approval of the holders of a majority of the outstanding Shares. Purchaser intends to vote all Shares acquired by it in favor of the Proposed Merger, and if Purchaser acquires a majority of the outstanding Shares pursuant to the Offer or otherwise, it would have sufficient Shares to approve such a transaction without the affirmative vote of other stockholders, assuming approval by Alpharma’s Board of Directors. The treatment of Shares for Alpharma’s stockholders who properly perfect their appraisal rights if the proposed second-step merger does take place is discussed in “Appraisal Rights” below.

Notwithstanding the foregoing, certain terms of the Rights and certain provisions of the DGCL may affect the ability of King to obtain control of Alpharma and Purchaser’s ability to consummate the Proposed Merger. The exact timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, actions of Alpharma’s Board of Directors, the number of Shares, if any, acquired by Purchaser pursuant to the Offer, and whether the Minimum Tender Condition, the HSR Condition and all other conditions set forth in Section 14 — “Conditions to the Offer” are satisfied or waived. There can be no assurance that the Proposed Merger will be consummated or as to the timing of the Proposed Merger if it is consummated. See Section 11 — “Purpose of the

Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions” and Section 14 — “Conditions to the Offer.”

Set forth below are certain factors that may affect the ability of King to obtain control of Alpharma and to cause Alpharma to consummate the Proposed Merger.

The Rights Condition.  Consummation of the Offer is conditioned upon Alpharma’s Board of Directors redeeming the Rights, or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. The following summary is qualified in its entirety by reference to the Rights Agreement.

The terms of the Rights are set forth in the Rights Agreement. According to the Rights Agreement, on September 1, 2008, Alpharma’s Board of Directors declared a dividend of one Right for each Share outstanding as of September 12, 2008 (and for each Share that becomes outstanding between such date and the Distribution Date). Each Right entitles the registered holder to purchase from Alpharma one one-thousandth of a Preferred Share at the Preferred Share Purchase Price, subject to adjustment. The Rights are transferable only with the Shares until they become exercisable. The Rights will not become exercisable until the Distribution Date and will expire on the Rights Expiration Date, unless earlier redeemed by Alpharma.

Under the Rights Agreement, the “Distribution Date” will occur upon the earliest of (i) the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Shares (other than any existing stockholder who, as of September 1, 2008, beneficially owned more than such percentage, which existing stockholder will be precluded from acquiring additional shares of Class A Common Stock after adoption of the Rights Agreement (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Shares or pursuant to a split or subdivision of the outstanding Shares)) or (ii) the tenth business day (or such later date as may be determined by action of Alpharma’s Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only in connection with the transfer of Shares. From and after the Distribution Date, the Rights will separate from the Shares and the Share Certificates. The Rights Agreement further provides that as soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and from and after the Distribution Date, the Rights will be evidenced solely by such separate Rights Certificates. The Rights Agreement provides that from and after the Distribution Date, each Right (other than those that have become void) will be exercisable to purchase one one-thousandth of a Preferred Share at the Preferred Share Purchase Price, subject to adjustment.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will have the right to receive upon exercise of a Right and payment of the Preferred Share Purchase Price, that number of Shares having a market value of two times the Preferred Share Purchase Price. In the event that, after a person or group has become an Acquiring Person, Alpharma is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom Alpharma has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Preferred Share Purchase Price.

The Preferred Share Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to as provided under the Rights Agreement.

Until the earliest of (1) the date of the Distribution Date and (2) the Rights Expiration Date, Alpharma’s Board of Directors may redeem all, but not less than all, Rights at a price of $0.01 per Right, as adjusted.

Alpharma’s Board of Directors may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights; provided, however, that from and after the earliest of (1) the time a person becomes an Acquiring Person or (2) the Rights Expiration Date, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect any holder of outstanding Rights (other than the Acquiring Person) or cause the Rights to again become redeemable.

The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of the greater of (1) $1.00 per share and (2) an amount equal to 1,000 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to $1,000 per Preferred Share. Each Preferred Share has 1,000 votes per share, and votes together with the Shares. In the event of any merger, consolidation or other transaction in which the Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Share.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share.

Purchaser believes that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger.

King and Purchaser expect, if necessary, to seek to remove each of the current members of Alpharma’s Board of Directors and any person (other than any nominees appointed pursuant to the Consent Solicitation) elected or appointed to Alpharma’s Board of Directors by such directors to fill any vacancy on Alpharma’s Board of Directors or any newly-created directorships and elect six of our nominees to serve as directors of Alpharma. Subject to their fiduciary duties, the Purchaser nominees, if elected, are expected to support the Offer and the Proposed Merger and take actions necessary to satisfy the Rights Condition.

Appraisal Rights.  Stockholders of Alpharma do not have appraisal rights as a result of the Offer. However, if a merger (including, without limitation, the Proposed Merger) involving Alpharma is consummated on the terms currently contemplated, stockholders of Alpharma who have neither voted in favor of the proposed merger nor consented thereto in writing, and who otherwise under the DGCL comply with the applicable statutory procedures, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with interest, if any, or the amount determined to be fair value (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the highest price paid per Share pursuant to the Offer, without interest.

Any stockholder may withdraw his demand for appraisal and accept the consideration offered in such merger by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal in accordance with the relevant provisions of the DGCL. Any such attempt to withdraw made more than 60 days after such effective date will require approval of the surviving corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just;

provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his demand for appraisal and accept the consideration offered in the Proposed Merger within 60 days after the effective date.

Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

“Going-Private” Transactions.  Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions and may under certain circumstances be applicable to the Proposed Merger. Purchaser does not believe that Rule 13e-3 will be applicable to the Proposed Merger unless the Proposed Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Alpharma and certain information relating to the fairness of the Proposed Merger and the consideration offered to minority stockholders be filed with the SEC and distributed to minority stockholders before the consummation of any such transaction.

The foregoing discussion of certain provisions of the DGCL and the Exchange Act is not a complete description of the DGCL or the Exchange Act or such provisions thereof and stockholders are advised to read the applicable provisions of the DGCL and the Exchange Act. The foregoing description of the DGCL is qualified in its entirety by reference to the DGCL.

12.	SOURCE AND AMOUNT OF FUNDS.

Purchaser estimates that it will need approximately $1.574 billion to purchase all of the Shares pursuant to the Offer (excluding approximately $383 million to retire the $300 million principal amount of Alpharma’s 2.125% Convertible Senior Notes due 2027 — including the “make-whole” premium due upon a change of control transaction), plus related fees and expenses. See Section 16 — “Certain Fees and Expenses.” King will provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and pay fees and expenses related to any proposed transaction. King will also provide funding for the Proposed Merger with Alpharma, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of any merger agreement in connection with the Proposed Merger. King currently expects to obtain such cash funds from a combination of cash on hand and credit facilities. King has obtained a commitment letter (the “Commitment Letter”) from Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC (collectively, the “Commitment Parties”) to provide senior bank financing (the “Proposed Credit Facilities”) in the aggregate amount up to $1 billion. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer.

Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	Purchaser, through its parent company, King, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of King’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Proposed Merger.

As of June 30, 2008, King had cash and cash equivalents on hand of approximately $1.096 billion short term investments in debt securities of approximately $98 million and long term investments in debt securities of approximately $334 million

The Proposed Credit Facilities are expected to be comprised of:

•	a five-year senior secured term loan facility in an aggregate principal amount of up to $350 million (the “Term Loan A Facility”);

•	a six-year senior secured term loan facility in an aggregate principal amount of up to $500 million (the “Term Loan B Facility” and, together with the Term Loan A Facility, the “Term Facilities”); and

•	a five-year senior secured revolving credit facility in an aggregate principal amount of up to $150 million (the “Revolving Facility”).

All obligations under the Proposed Credit Facilities are expected to be guaranteed by each of King’s domestic subsidiaries and secured by substantially all assets of King and its domestic subsidiaries. To the extent King is able to access its auction rate securities on or prior to the date of the initial borrowing under the Proposed Credit Facilities (the “Closing Date”), the size of the Term Facilities shall be reduced on a dollar-for-dollar basis. The proceeds of the Term Facilities will be used by King solely as follows: (a) to pay part of the share consideration payable upon consummation of the Offer and the Proposed Merger, (b) to refinance certain existing indebtedness (the “Existing Debt”) and (c) to pay certain fees and expenses incurred in connection with the Offer. Extensions of credit under the Revolving Facility will be used for general corporate purposes (other than the payment of Acquisition consideration).

It is expected that the Proposed Credit Facilities will be financed by a syndicate of banks, financial institutions and institutional lenders, including Credit Suisse and Wachovia and that Credit Suisse will act as sole administrative agent and collateral agent for the lenders.

Amounts drawn under the Proposed Credit Facilities are expected to bear interest as follows:

Revolving Facility and Term Loan A Facility:  at the option of King, (i) 4.00% plus the greater of (A) Adjusted LIBOR and (B) 3.00% or (ii) 3.00% plus the greater of (A) the Alternate Base Rate and (B) 4.00%; and

Term Loan B Facility:  at the option of King, (i) 4.50% plus the greater of (A) Adjusted LIBOR and (B) 3.00% or (ii) 3.50% plus the greater of (A) the Alternate Base Rate and (B) 4.00%;

provided that if, on the Closing Date, King shall not have received a public corporate credit rating of BB- or higher by S&P and a public corporate family rating of Ba3 or higher by Moody’s, each of the applicable margins above are expected to be increased by 0.25%. The “Alternate Base Rate” would be the higher of (x) the federal funds rate plus 0.50% and (y) the rate that the administrative agent under the Proposed Credit Facilities announces from time to time as its prime or base commercial lending rate, as in effect from time to time and “Adjusted LIBOR” would be the rate per annum, determined by the administrative agent under the Proposed Credit Facilities, in accordance with its customary procedures, at which dollar deposits for applicable periods are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by such administrative agent.

The Commitment Letter and each Commitment Party’s commitment thereunder would automatically terminate in the event that the Closing Date does not occur on or before the earliest to occur of (x) in the case of a two-step acquisition, the date of the closing of the Offer and in the case of a one-step merger, the date of the consummation of the one-step merger, (y) the public announcement of the abandonment of the Acquisition or acceptance of an alternative proposal or, in the event that a merger agreement is entered into with Purchaser, the termination of the merger agreement or (z) February 15, 2009.

The obligations of each Commitment Party under the Commitment Letter are subject to certain conditions including, among others, the following: (1) the Commitment Parties not having become aware of any information not previously disclosed to them that is inconsistent in a material and adverse manner with their understanding of the business, assets, liabilities, operations, condition (financial or otherwise), operating results, projections or prospects of Alpharma and its subsidiaries taken as a whole (“Alpharma’s Business”), or of King and its subsidiaries taken as a whole (“King’s Business”), or of the transactions; (2) there not having occurred any event, change or condition since December 31, 2007 that has had, or could reasonably be expected to have, a material adverse effect on Alpharma’s Business; (3) there not having occurred any event, change or condition since December 31, 2007 that has had, or could reasonably be expected to have, a material adverse effect on King’s Business; (4) King shall have received a public corporate credit rating of B+ or higher by S&P and a public corporate family rating of B1 or higher by Moody’s, in each case after giving effect to the transactions; (5) there shall be no other issues of debt securities or commercial bank or other credit facilities of the Borrower or its subsidiaries being announced, offered, placed or arranged (subject to certain limited exceptions); (6) the negotiation, execution and delivery of definitive documentation with respect to the Proposed Credit Facilities reasonably satisfactory to the Commitment Parties; (7) customary conditions including delivery of satisfactory legal opinions, corporate documents, a solvency certificate, and other officers’ and public officials’ certifications, perfected security interests in the collateral (free and clear of all liens, subject to customary and limited exceptions to be agreed upon), receipt of customary lien and judgment searches, evidence of authority, payment of fees and expenses, and obtaining of satisfactory insurance, delivery of notice, accuracy of representations and warranties and absence of defaults, and receipt, at least five business days prior to the Closing Date, of all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; and (8) to the extent King is provided with the opportunity to conduct a due diligence investigation of Alpharma, the Commitment Parties’ having a concurrent opportunity to conduct a comparable due diligence investigation of Alpharma and the Commitment Parties’ satisfaction with the results thereof.

The initial borrowing under the Proposed Credit Facilities is also subject to, among other things, the following: (a) the Offer shall be consummated in accordance with applicable law, in accordance with the terms described in the Commitment Letter and otherwise on terms and conditions reasonably satisfactory to the Commitment Parties, and King shall have acquired a majority of the outstanding voting shares on a fully-diluted basis of Alpharma pursuant to the Offer; (b) all shareholder rights plans, “poison pill” or similar plans or charter or bylaw provisions and all anti-takeover or similar statutes are or will be invalid or inapplicable to the acquisition of shares pursuant to the Acquisition and to King, Alpharma and their affiliates; (c) all Existing Debt shall have been paid in full (and related commitments, guarantees and security interests (if any) terminated) and after giving effect to the contemplated transactions, King and its subsidiaries shall have outstanding no indebtedness or preferred stock other than the loans and other extensions of credit under the Proposed Credit Facilities and other limited indebtedness to be agreed upon; (d) the Commitment Parties shall have received (i) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of King and Alpharma for the 2005, 2006 and 2007 fiscal years (and, to the extent available, the related unaudited consolidating financial statements) and (ii) U.S. GAAP unaudited consolidated and (to the extent available) consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of (y) King and, to the extent available, Alpharma for each subsequent fiscal quarter ended 30 days before the Closing Date and (z) King and, to the extent available, Alpharma for each fiscal month after the most recent fiscal quarter for which financial statements were received by the Commitment Parties as described above and ended 30 days before the Closing Date, which financial statements shall not be materially inconsistent with the financial statements or forecasts previously provided to the Commitment Parties; (e) there shall not have been any material change to the capital stock of King or Alpharma outstanding as of the date hereof; (f) the Commitment Parties shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of King as of and for the twelve-month period ending on the last day of the four-fiscal quarter period ended at least 30 days before the Closing Date, prepared after giving effect to the contemplated transactions as if consummated as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), which financial statements shall not be materially inconsistent with the forecasts previously provided to the Commitment Parties; (g) the Commitment Parties shall be satisfied that King’s consolidated EBITDA for the four-fiscal quarter period ended at least 30 days prior to the Closing Date (excluding EBITDA of Alpharma and its subsidiaries) shall not be less than $500,000,000; and (h) all requisite governmental authorities and third parties shall have approved or consented to the contemplated transactions to the extent required (except to the extent such approvals or consents are not material to the contemplated transactions), all applicable appeal periods shall have expired and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose materially burdensome conditions on the contemplated transactions.

Borrowing under the Proposed Credit Facilities in connection with the consummation of any second-step merger would be subject to the foregoing conditions and, among others, to the following conditions: (a) the merger agreement (if any) and related documentation shall be reasonably satisfactory to the Commitment Parties and shall be in full force and effect and not have been altered, amended or otherwise changed or supplemented, in each case in any respect that could reasonably be expected to be materially adverse to the rights or interests of the Commitment Parties or their ability to syndicate the Proposed Credit Facilities; (b) no condition thereto shall have been waived, altered, amended or otherwise changed or supplemented, in each case without the prior written consent of the

Commitment Parties; and (c) the second-step merger shall be consummated simultaneously with such borrowing under the Proposed Credit Facilities, in accordance with applicable laws, and on terms described in the merger agreement (if any).

The Proposed Credit Facilities will also contain, among other things, customary representations and warranties, covenants, mandatory prepayment provisions and events of default.

King would seek to obtain alternative financing if the conditions to borrowing under the Proposed Credit Facilities were not satisfied, but currently has no alternative financing plans in place. Borrowings incurred in connection with the Offer or the Proposed Merger may be refinanced or repaid from funds generated internally by King and its affiliates (including, without limitation, after consummation of any merger or other business combination that may be proposed with respect to Alpharma, existing cash balances of, and funds generated by, Alpharma) or other sources, which may include, without limitation, the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on King’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

King and Purchaser have not had access to all the instruments and agreements under which Alpharma has issued existing debt or other similar obligations (collectively, “Alpharma Debt”). There can be no assurance that the purchase of the Shares and the Proposed Merger will not result in an event of default, cross default or other adverse consequences under any or all of the instruments defining the rights of the holders of Alpharma Debt. As a result, it is possible that holders of all or a portion of Alpharma Debt may have the right to require its immediate payment under any terms which were not publicly available and on file with the SEC at the time of this Offer to Purchase and King may need to refinance additional indebtedness. In the event that the holders of some or all of Alpharma Debt have the right to demand its immediate payment upon purchase of the Shares pursuant to the Offer or consummation of the Proposed Merger under any terms which were not publicly available and on file with the SEC at the time of this Offer to Purchase, King presently intends to seek such holders’ consent to Purchaser’s assumption of Alpharma Debt pursuant to the same terms and conditions as such Alpharma Debt presently outstanding or to refinance such Alpharma Debt.

Copies of the Commitment Letter and the related term sheet are filed as Exhibits (b)(1) and (b)(2) to the Schedule TO filed by King and Purchaser with the SEC in connection with the Offer on September 12, 2008 pursuant to Rule 14d-3 under the Exchange Act. Reference is made to such Exhibits for a more complete description of the terms and conditions of the financing arrangements.

The Offer is not conditioned on either King or Purchaser obtaining financing.

13.	DIVIDENDS AND DISTRIBUTIONS.

If, on or after September 11, 2008, Alpharma (1) splits, combines, reclassifies or otherwise changes the Shares or its capitalization, (2) acquires Shares or otherwise causes a reduction in the number of Shares, (3) issues or sells additional Shares (other than pursuant to the terms of any director or employee stock options outstanding as of July 27, 2008), or any shares of any other class of capital stock or other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (4) discloses that it has taken any such action, then, without prejudice to Purchaser’s rights under Section 14 — “Conditions to the Offer,” Purchaser, in its sole discretion, may make such adjustments in the Offer Price and other terms of the Offer and the Proposed Merger as it deems appropriate to reflect such split, combination, reclassification or other change including, without limitation, the number or type of securities offered to be purchased.

If, on or after September 11, 2008, Alpharma declares or pays any dividend on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, or voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on Alpharma’s stock transfer records, then, subject to the provisions of Section 14 — “Conditions to the Offer,” (1) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividends or cash distributions and (2) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (A) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (B) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

14.  CONDITIONS TO THE OFFER.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if, (1) at or prior to the Expiration Date, the Minimum Tender Condition or the Rights Condition has not been satisfied, or (2) at any time on or after September 11, 2008, and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or conditions shall exist:

(a) there shall be threatened or instituted or pending any action or proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Shares by Purchaser, King or any other affiliate of King or the consummation by Purchaser, King or any other affiliate of King of the Proposed Merger or any other business combination with Alpharma, (B) seeking to obtain material damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (2) seeking to restrain or prohibit the full rights of ownership or operation by Purchaser, King or any other affiliate of King of all or any portion of the business or assets of Alpharma and its subsidiaries or of King or its affiliates, or to compel Purchaser, King or any other affiliate of King to dispose of or hold separate all or any portion of the business or assets of King or its affiliates or Alpharma or any of its subsidiaries or seeking to impose any limitation on the ability of Purchaser, King or any other affiliate of King to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Purchaser, King or any other affiliate of King effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to Alpharma’s stockholders, (4) seeking to require divestiture by Purchaser, King or any other affiliate of King of any Shares, (5) seeking any material diminution in the benefits expected to be derived by Purchaser, King or any other affiliate of King as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with Alpharma, (6) which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect Purchaser, King or any other affiliate of King or the value of the Shares or (7) in the reasonable judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Alpharma or any of its subsidiaries;

(b) there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (1) to Purchaser, King or any other affiliate of King or (2) to the Offer or the Proposed Merger or other business combination by Purchaser, King or any other affiliate of King with Alpharma, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the reasonable judgment of Purchaser, might directly or indirectly result in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

(c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Alpharma or any of its subsidiaries which, in the reasonable judgment of Purchaser, is or may be materially adverse, or Purchaser shall have become aware of any fact which, in the reasonable judgment of Purchaser, has or may have material adverse significance, with respect to either the value of Alpharma or any of its subsidiaries or the value of the Shares to Purchaser, King or any other subsidiary of King;

(d) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Alpharma or its subsidiaries do business that could, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Alpharma or any of its subsidiaries or the trading in, or value of, the Shares, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on September 11, 2008 or any material adverse change in the market price in the Shares or (8) in the case of any of the foregoing existing on September 11, 2008, a material acceleration or worsening thereof;

(e) we become aware (1) that any material contractual right of Alpharma or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Alpharma or any of its subsidiaries has been or will be accelerated or has otherwise become or will become due or become subject to acceleration prior to its stated due date, or, in each case, would reasonably be expected to occur, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser, King or any other affiliate of King of a merger or other similar business combination involving Alpharma (other than following acceptance for payment of the Shares pursuant to this Offer, the accrual of conversion, put or similar rights pursuant to the terms of the indenture for Alpharma’s 2.125% Convertible Senior Notes due 2027 which terms are publicly available and on file with the SEC on the date of this Offer to Purchase, assuming Alpharma’s compliance with the terms thereof and without limiting any other condition to the Offer, including the Minimum Tender Condition) or (2) of any covenant, term or condition in any instrument or agreement of Alpharma or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Alpharma or any of its subsidiaries or affiliates or the value of the Shares to Purchaser, King or any other affiliate of King (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by King or Purchaser or King’s or Purchaser’s consummation of a merger or other similar business combination involving Alpharma);

(f) Alpharma or any of its subsidiaries shall have (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Shares or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof on the date of this Offer to Purchase) of director or employee stock options outstanding on the date of this Offer to Purchase, or issued, distributed or sold, or authorized or proposed the issuance, distribution or sale, of shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing (other than any mandatory issuance of Shares required by the indenture for Alpharma Inc.’s 2.125% Convertible Senior Notes due 2027 under the terms in effect and publicly available and on file with the SEC on the date of this Offer to Purchase and without limiting any other condition to the Offer, including the Minimum Tender Condition), (4) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Alpharma, (5) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (6) incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions, (7) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of Alpharma or any of its subsidiaries or any comparable event not in the ordinary course of business, (8) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, could adversely affect either the value of Alpharma or any of its subsidiaries or the value of the Shares to Purchaser, King or any other affiliates of King, (9) acquired, or authorized, recommended or proposed to acquire, any business or assets material to Alpharma or any of its affiliates (except purchases of inventory in the ordinary course of business consistent with past practice), (10) adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger, or Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings on file with the SEC, (11) except as may be required by law, taken any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of Alpharma or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings or (12) amended or authorized or proposed any amendment to their respective certificate of incorporation or bylaws or similar organizational documents, or Purchaser shall become aware that Alpharma or any of its subsidiaries shall have proposed or adopted any such amendment which has not been previously disclosed in publicly available documents on file with the SEC;

(g) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including, without limitation, Alpharma or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Purchaser shall otherwise learn that (1) any person, entity (including, without limitation, Alpharma or any of its subsidiaries or affiliates) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of Alpharma (including, without limitation, the Shares) through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Alpharma (including, without limitation, the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the SEC on, (2) any such person, entity or group, which before had filed such a Schedule with the SEC has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of Alpharma (including, without limitation, the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of Alpharma (including, without limitation, the Shares), (3) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving Alpharma or any of its subsidiaries, or (4) any person shall file a Notification and Report Form under the HSR Act, or make a public announcement reflecting an intent to acquire Alpharma or any assets or securities of Alpharma or any of its subsidiaries (other than purchases by customers of inventory in the ordinary course of business);

(h) King, Purchaser or any other affiliate of King shall have reached an agreement or understanding with Alpharma providing for termination of the Offer, or King, Purchaser or any other King affiliate shall have entered into a definitive agreement or announced an agreement in principle with Alpharma providing for a merger or other business combination with Alpharma or the purchase of stock or assets of Alpharma which does not contemplate the Offer;

(i) any waiting periods under the HSR Act applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, or any other approval, permit, authorization, consent or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party which is necessary to consummate the Offer and the Proposed Merger shall not have been obtained on terms satisfactory to Purchaser;

(j) the provisions in Alpharma’s bylaws stating that Alpharma not be subject to the provisions of Section 203 of the DGCL shall be ineffective such that Section 203 of the DGCL applies to Alpharma, the Offer or the Proposed Merger, or any other “fair price,” “moratorium,” “control share acquisition” or other state or federal anti-takeover statute or regulation shall apply to Alpharma, the Offer or the Proposed Merger; or

(k) Alpharma or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Alpharma or any of its subsidiaries or the purchase of securities or assets of Alpharma or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Alpharma or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which, in the reasonable judgment of King or Purchaser, regardless of the circumstances (including, without limitation, any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Purchaser or King and may be asserted by Purchaser and King, in their sole discretion, regardless of the circumstances (including, without limitation, any action or omission by Alpharma, King or Purchaser) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser or King, in their sole discretion, in whole or in part, at any time and from time to time. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to expiration of the Offer, the failure by Purchaser or King at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser or King concerning any condition or event described in this Section 14 shall be final and binding upon all parties to the fullest extent permitted by law.

15.	CERTAIN LEGAL MATTERS; ANTITRUST; OTHER FOREIGN APPROVALS; STATE TAKEOVER STATUTES.

Except as set forth in this Offer to Purchase, based on its review of publicly available filings by Alpharma with the SEC and other publicly available information regarding Alpharma, Purchaser is not aware of any governmental or regulatory licenses or permits that would be material to the business of Alpharma and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of Alpharma’s subsidiaries) as contemplated herein, or, except to the extent required by any foreign regulatory authorities, any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of Alpharma’s subsidiaries) by Purchaser pursuant to the Offer as contemplated herein.

Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to Alpharma’s business, or that certain parts of Alpharma’s or King’s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. Purchaser’s obligation to purchase and pay for Shares is subject to certain conditions which may be applicable under such circumstances. See “Introduction” and Section 14 — “Conditions to the Offer” for a description of certain conditions to the Offer.

Antitrust.  Under the HSR Act and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.

A Notification and Report Form with respect to the Offer was filed by King under the HSR Act on August 27, 2008 and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 p.m., New York City time, on September 26, 2008, unless terminated prior thereto. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from King. If such request is made, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after King has substantially complied with such request. The waiting period will not be affected either by the failure of Alpharma (as opposed to King) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Proposed Merger. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of assets of King, Purchaser, Alpharma or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. Based upon an examination of information available to Purchaser relating to the businesses in which King, Purchaser, Alpharma and their respective subsidiaries are engaged, Purchaser believes that the Offer and the Proposed Merger will not violate antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or the Proposed Merger on antitrust grounds will not be made or that, if such a challenge is made, Purchaser will prevail. See Section 14 — “Conditions to the Offer” for certain conditions to the Offer, including, without limitation, conditions with respect to litigation.

Other Foreign Approvals.  According to the Alpharma 2007 10-K, Alpharma also conducts business in certain other countries. In connection with the acquisition of the Shares pursuant to the Offer or the Proposed Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on Alpharma’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Proposed Merger. There can be no assurance that Purchaser will be able to cause Alpharma or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Alpharma or any subsidiary after purchase of the Shares pursuant to the Offer or the Proposed Merger.

State Takeover Statutes.  Alpharma is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. However, Alpharma’s bylaws (as filed on December 10, 2007 in a Form 8-K effective December 4, 2007), provide that Alpharma shall not be subject to the provisions of Section 203 and provide that such bylaw may not be further amended by Alpharma’s Board of Directors. As a result, Section 203 does not apply to Alpharma, the Offer or the Proposed Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. To the extent that these state takeover statutes (other than Section 203) purport to apply to the Offer or the Proposed Merger, the Purchaser believes that there are reasonable bases for contesting such laws. In Edgar v. Mite Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held, in Grand Metropolitan P.L.C. v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Alpharma, directly or through subsidiaries, conducts business in a number of other states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Proposed Merger and has not endeavored to comply with any such laws. Should any person seek to apply any such state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Proposed Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Proposed Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14 — “Conditions to the Offer.”

16.	CERTAIN FEES AND EXPENSES.

Credit Suisse and Wachovia are acting as financial advisors to King in connection with its effort to enter into a business combination with Alpharma and Credit Suisse is acting as the Dealer Manager in connection with the Offer. Credit Suisse and Wachovia will receive customary fees in connection with the engagement. King has also agreed to reimburse Credit Suisse (in its capacity as Dealer Manager) and Credit Suisse and Wachovia (in their capacity as financial advisors) for their reasonable expenses, including the reasonable fees and expenses of their legal counsel, resulting from or arising out of their engagement and to indemnify Credit Suisse, Wachovia and certain related persons against certain liabilities and expenses in connection with their engagement, including, without limitation, certain liabilities under the federal securities laws. Credit Suisse, Wachovia and their affiliates render various investment banking and other advisory services to King and its affiliates and are expected to continue to render such services, for which they have received and expect to continue to receive customary compensation from King and its affiliates. In the ordinary course of business, Credit Suisse and Wachovia engage in securities trading, market making and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of Alpharma and/or King.

Innisfree M&A Incorporated has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by email, mail, telephone, facsimile, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the Federal securities laws.

In addition, Mellon Investor Services (operating with the service name BNY Mellon Shareowner Services) has been retained by Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

17.	MISCELLANEOUS.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No Person has been authorized to give any information or make any representation on behalf of King or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including, without limitation, exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in Section 8 — “Certain Information Concerning Alpharma” with respect to information concerning Alpharma.

SOLICITATION OF CONSENTS

As discussed in this Offer to Purchase, King and Purchaser intend to file a preliminary consent statement with the SEC in connection with the solicitation of written consents from stockholders of Alpharma. King and Purchaser advise the security holders of Alpharma to read the consent statement when it becomes available, because it will contain important information. King and Purchaser currently expect to file a definitive consent solicitation statement as soon as practicable thereafter. The security holders of Alpharma may obtain (when available) a free copy of the preliminary consent solicitation statement, the definitive consent solicitation statement and other documents that King files with the SEC at its web site at www.sec.gov. In addition, these documents may be obtained (when available) free of charge either from King’s website, www.kingpharm.com, or in printed form by directing a request to King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620, Attention: Corporate Affairs Department.

INFORMATION CONCERNING PARTICIPANTS

King, Purchaser and, in each case, certain of its directors, officers and nominees for the directorships of Alpharma, among others, may be deemed to be participants in the solicitation of Alpharma’s stockholders. On July 23, 2008, King acquired ten shares at a price of $25.19 per Share in an open market purchase. On September 8, 2008, King transferred five Shares to Purchaser. The security holders of Alpharma may obtain information regarding the names, affiliations and interests of King’s and Purchaser’s directors and executive officers in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 29, 2008, and its Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2008.

Albert Acquisition Corp.

September 12, 2008

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF KING AND
PURCHASER

Directors and Executive Officers of King.  The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of King. The business address and telephone number of each such person is c/o King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620. Each person listed below is a citizen of the United States, except for Ms. Greetham, who is a citizen of Great Britain.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Brian A. Markison (age 48)	Chairman of the Board since May 2007. He has been President and Chief Executive Officer and a director since July 2004. He joined King as Chief Operating Officer in March 2004. Mr. Markison served in various positions with Bristol-Myers Squibb beginning in 1982. Most recently as President of Bristol-Myers Squibb’s Oncology, Virology and Oncology Therapeutics Network businesses. Mr. Markison is also a member of the board of directors of Immunomedics, Inc., a publicly-traded company.

Earnest W. Deavenport, Jr. (age 70)	Director since May 2000. In 2002, he retired as Chairman of the Board and Chief Executive Officer of Eastman Chemical Company, Kingsport, Tennessee, where he was employed in various capacities since 1960. He was Chairman of the National Association of Manufacturers in 1998 and is currently a member of the National Academy of Engineering. Mr. Deavenport is also a member of the boards of directors of Zep, Inc. and Regions Financial Corporation, each a publicly-held company.

Elizabeth M. Greetham (age 59)	Director since November 2003. She recently retired as the Chief Executive Officer and President of ACCL Financial Consultants Ltd. From 1998 until 2004 she was a director of DrugAbuse Sciences, Inc. and served as its Chief Executive Officer from August 2000 until 2004 and as Chief Financial Officer and Senior Vice President, Business Development from April 1999 to August 2000.

Philip A. Incarnati (age 54)	Director since November 2006. He has served as President and Chief Executive Officer of McLaren Health Care Corporation, an integrated health care system, since 1989. Mr. Incarnati also serves on the board of Medical Staffing Network, Inc., a publicly-traded company, and on the board of PHNS, Inc. He has been a member of the EMU Board of Regents since 1992, when he was appointed by former Michigan Governor John Engler, serving as its Chairman from 1995 until 2005.

Gregory D. Jordan, Ph.D. (age 56)	Director since June 2001. He has served as President of King College in Bristol, Tennessee since 1997, having joined the King College faculty in 1980. He received his Bachelor of Arts degree from Belhaven College in 1973; his Master of Arts and Divinity degrees from Trinity Evangelical Divinity School in 1976 and 1977, respectively; his Doctorate in Hebraic and Cognate Studies from Hebrew Union College Jewish Institute of Religion in 1987; and his Master of Business Administration degree from the Babcock Graduate School of Management at Wake Forest University in 2004.

R. Charles Moyer, Ph.D. (age 63)	Director since December 2000. Dr. Moyer presently serves as Dean of the College of Business at the University of Louisville. He is Dean Emeritus of the Babcock Graduate School of Management at Wake Forest University, having served as Dean from 1996 until his retirement from this position in August 2003, and as a professor from 1988 until 2005.

D. Greg Rooker (age 61)	Director since October 1997. Mr. Rooker is the former owner and President of Family Community Newspapers of Southwest Virginia, Inc., Wytheville, Virginia, which consisted of six community newspapers and a national monthly motor sports magazine. He retired from this position in 2000. He is a co-founder of The Jason Foundation and Brain Injury Services of SWVA, Inc., each a non-profit organization providing services to brain injury survivors. Mr. Rooker serves as Secretary/Treasurer of The Jason Foundation and as a member of the Board of Directors of Brain Injury Services of SWVA, Inc.

Ted G. Wood (age 70)	Director since August 2003 and as Lead Independent Director since May 2007. Mr. Wood was the Non-Executive Chairman from May 2004 until May 2007. He is retired from The United Company in Bristol, Virginia, where he served as Vice Chairman from January 2003 until August 2003. He previously served as President of the United Operating Companies from 1998 to 2002. Mr. Wood was previously a director of King from April 1997 to May 2000. He serves as a director of Alpha Natural Resources, Inc., a publicly-traded company.

Joseph Squicciarino (age 52)	Chief Financial Officer since June 2005. Prior to joining King, he was Chief Financial Officer — North America for Revlon, Inc. since March 2005. From February 2003 until March 2005 he served as Chief Financial Officer — International for Revlon International, Inc. He held the position of Group Controller Pharmaceuticals — Europe, Middle East, Africa with Johnson & Johnson from October 2001 until October 2002. Mr. Squicciarino also serves on the Board of Directors of Zep, Inc., a publicly-held company. He is a Certified Public Accountant, a member of the New Jersey Society of Certified Public Accountants and a member of the American Institute of Certified Public Accountants.

Stephen J. Andrzejewski (age 43)	Chief Commercial Officer since October 2005. He was previously Corporate Head, Commercial Operations commencing in May 2004. Prior to joining King, Mr. Andrzejewski was Senior Vice President, Commercial Business at Endo Pharmaceuticals Inc. since June 2003. He previously served in various positions with Schering-Plough Corporation beginning in 1987, including Vice President of New Products and Vice President of Marketing, and had responsibility for launching the Claritin® product.

Frederick Brouillette, Jr. (age 57)	Corporate Compliance Officer since August 2003. He served as Executive Vice President, Finance from January 2003 until August 2003 and prior to that as Vice President, Risk Management beginning in February 2001. Mr. Brouillette is a member of the Virginia Society of Certified Public Accountants, the American Institute of Certified Public Accountants, and the Institute of Internal Auditors.

Eric J. Bruce (age 52)	Chief Technical Operations Officer since June 2005. Prior to joining King, Mr. Bruce was Vice President of Operations for Mallinckrodt Pharmaceuticals, a position he had occupied since 2000.

Eric G. Carter, M.D., Ph.D. (age 56)	Chief Science Officer since January 2007. Prior to joining King, he held several positions with GlaxoSmithKline commencing in 1999, most recently as Vice President and Global Head, Clinical Development and Medical Affairs, Gastroenterology, R&D.

James W. Elrod (age 48)	General Counsel since February 2006 and Corporate Secretary since May 2005. He was Acting General Counsel from February 2005 to February 2006. He has worked in various positions with King since September 2003, including Vice President, Legal Affairs.

James E. Green (age 48)	Executive Vice President, Corporate Affairs since April 2003. He was Vice President, Corporate Affairs commencing in June 2002 and was Senior Director, Corporate Affairs beginning in September 2000.

Directors and Executive Officers of Purchaser.  The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. The business address and telephone number of each such person is c/o King Pharmaceuticals, Inc., 501 Fifth Street, Tennessee 37620 (423) 989-8000. Each person listed below is a citizen of the United States.

Present Principal Occupation or Employment;
Material Positions Held During the Past Five
Name	Years

Brian A. Markison (age 48)	Chairman of the Board, President and Chief Executive Officer of Purchaser since 2008. Additional information is provided above.

Joseph Squicciarino (age 52)	Director and Chief Financial Officer of Purchaser since 2008. Additional information is provided above.

James W. Elrod (age 48)	Director, General Counsel and Secretary of Purchaser since 2008. Additional information is provided above.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and Rights and any other required documents should be sent or delivered by each stockholder of Alpharma or their broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail	By Facsimile Transmission:	By Hand or Overnight Delivery:
P.O. Box 3001	(For Eligible Institutions Only)	Newport Office Center VII
South Hackensack, NJ 07606	(201) 680-4626	480 Washington Boulevard
Attn: Reorganization Dept.		Mail Drop—Reorg.
	Confirmation Receipt of Facsimile	Attn: Reorganization Dept., 27th Flr.
	by Telephone Only:	Jersey City, NJ 07310
(201) 680-4860

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Dealer Manager or the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue
New York, New York 10022

Banks and Brokers Call Collect:
(212) 750-5833

All Others Please Call Toll-free:
(877) 687-1875

The Dealer Manager for the Offer is:

11 Madison Avenue
New York, New York 10010-3643
(888) 537-4896